Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Grand Canyon Education, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-155973, 333-165019, and 333-179611) on Form S-8 of Grand Canyon Education, Inc. of our reports dated February 17, 2016, with respect to the consolidated balance sheets of Grand Canyon Education, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Grand Canyon Education, Inc.

/s/ KPMG LLP

Phoenix, Arizona

February 17, 2016